Exhibit 99.1

Suite 215-800 West Pender St
Vancouver, BC V6C 2V6

t:	604 669 2251
866 824 1100
f:	604 669 8577

w:	www.kimberresources.com

KIMBER EXTENDS REPAYMENT OF DEBT TO
SPROTT RESOURCE LENDING TO DECEMBER 28, 2013

June 18, 2013

Vancouver, British Columbia - Kimber Resources Inc. (NYSE MKT:KBX, TSX:KBR) (the "Company" or "Kimber") announces that it has notified Sprott Resource Lending Partnership (“SRLP”) that it is exercising its right to obtain a six month extension of the maturity date of its $5 million loan credit facility with SRLP announced on July 18, 2012 (the “Credit Facility”) by the issuance to SRLP of common shares of the Company having a value of $150,000 (the "Extension Shares"). The number of Extension Shares issued to SRLP will be determined by dividing $150,000 by the 5-day volume weighted average price of the Company's shares on the TSX for the five trading days preceding June 28, 2013, the date on which the Extension Shares are required to be issued to SRLP. As a result of such extension, the new maturity date of the Credit Facility will be December 28, 2013.

The issuance of the Extension Shares is subject to the approval of the Toronto Stock Exchange and the New York Stock Exchange.

ABOUT KIMBER

Kimber owns mineral concessions covering in excess of 39,000 hectares in the prospective Sierra Madre gold-silver belt, including the Monterde property, where three gold-silver mineral resources have already been defined. The most advanced of these, the Carmen deposit, has been extensively drilled and has undergone detailed geologic modeling. The completion of the Updated Preliminary Economic Assessment for Monterde in 2011 represented a significant step forward for Kimber and supported further evaluation and more advanced economic studies at the Monterde deposits, with the 2012 Updated Mineral Resource Estimate Technical Report for the Carmen deposit representing a component of those activities.

FOR FURTHER INFORMATION PLEASE CONTACT:

Renee Brickner, BSc (Hons) Geol.
Vice President, Investor Relations

or

Gordon Cummings, CA
President and CEO

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: kimbernews@kimberresources.com

Forward looking statements

Statements contained herein that are not based upon current or historical fact are forward-looking in nature and constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements reflect the Company's expectations about its future operating results, performance and opportunities that involve substantial risks and uncertainties. These statements include, but are not limited to, statements regarding the Company’s belief that its low stock price is the result of naked short selling and/or an illegal market manipulation scheme designed to artificially cap the Company’s stock price as well as the Company’s belief that the Regulatory Authorities will, or have initiated an investigation of the unusual trading activity. When used herein, the words "anticipate," "believe," "estimate," “upcoming,” "plan," “target”, "intend" and "expect" and similar expressions, as they relate to Kimber Resources Inc., its subsidiaries, or its management, are intended to identify such forward-looking statements. These forward-looking statements are based on information currently available to the Company and are subject to a number of risks, uncertainties, and other factors that could cause the Company's actual results, performance, prospects, and opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences, including, but not limited to, risk factors discussed in our latest Annual Report on Form 20-F for the year ended September 30, 2012. Except as required by Federal Securities law, the Company does not undertake any obligation to release publicly any revisions to any forward-looking statements.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.